UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from _____ to _____.

Commission File No. 33-55629

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANNTAYLOR, INC. SAVINGS PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

142 West 57th Street, New York, NY   **10019**
(Address of principal executive offices)   (Zip Code)

(212) 541-3300
(Registrant's telephone number, including area code)

ANNTAYLOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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INDEPENDENT AUDITORS' REPORT

AnnTaylor, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the plans net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

New York, New York
June 20, 2003

ANNTAYLOR, INC. SAVINGS PLAN

**STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 2002 AND 2001**

	2002	**2001**
Investments at fair value:		
Mutual funds ....…….....	$ 14,160,165	$14,561,387
Money market fund	4,570,344	3,710,894
AnnTaylor Stores Corporation Common Stock Fund ...	999,012	1,141,175
Loans to participants..	598,876	544,952
Total investments...	20,328,397	19,958,408
Receivables:		
Employer contributions	37,066	35,983
Employee contributions..	173,089	207,612
Loans to participants..	15,034	16,255
Total receivables...	225,189	259,850
Cash	24,938	23,459
Net assets available for benefits...	$20,578,524	$20,241,717

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

**STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 2002 AND 2001**

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO INVESTMENT ACTIVITIES:		
Dividend income	$ 80,991	$ 80,799
Total additions attributed to investment activities	80,991	80,799
ADDITIONS TO NET ASSETS ATTRIBUTED TO CONTRIBUTION ACTIVITIES:		
Employer contributions	1,002,614	914,649
Employee contributions	4,596,962	3,867,924
Rollover contributions	240,214	349,814
Total additions attributed to contribution activities..........	5,839,790	5,132,387
Loan repayments - interest	42,148	46,508
Total additions	5,962,929	5,259,694
DEDUCTIONS FROM NET ASSETS:		
Net depreciation in fair value of investments.............	3,356,772	1,936,217
Benefits paid to participants	2,269,350	2,442,739
Total deductions	5,626,122	4,378,956
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS...	336,807	880,738
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year...	20,241,717	19,360,979
End of year	$20,578,524	$20,241,717

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

1. **PLAN DESCRIPTION**

The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document, which is available from the Plan administrator, for a more complete description of the Plan's provisions.

General

The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed thirty consecutive days of employment with the Company or its subsidiaries and affiliates consisting of at least 30 hours of service per week. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Historically, the Company has contributed to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 3% of the participant's compensation.

Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period through July 31, 2001. On or after August 1, 2001, participants (excluding "highly compensated employees" as defined by the Internal Revenue Service and employees subject to the laws of Puerto Rico) may contribute up to 20% of their compensation in pre-tax contributions. Beginning July 1, 2002, participants may contribute up to 50% of their compensation in pre-tax contributions, so long as the sum of the amount of pre-tax and after-tax contributions does not exceed 50% of participant's compensation. Participants' aggregate pre-tax contributions may not exceed $11,000 in 2002 and $10,500 in 2001. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, one money market fund and Ann Taylor Common Stock as investment options for participants.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on the prevailing Prime Rate at the time of the loan.

ANNTAYLOR, INC. SAVINGS PLAN

1. **PLAN DESCRIPTION (continued)**

   Vesting

   The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have two years of service, at which time they are 25% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

   Participants are fully vested at all times with respect to employee contributions and earnings thereon.

   Payment of Benefits

   Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

   Forfeitures

   During the years ended December 31, 2002 and 2001, forfeitures of $61,009 and $93,850, respectively, were allocated to reduce Company contributions. These accounts will be used to reduce future employer contributions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   The significant accounting policies followed by the Plan are detailed below:

   Basis of Accounting

   The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

   Investment Valuation and Income Recognition

   Investments are reported at fair value which, for investments traded publicly including mutual funds, is based on published market prices. Interest on investments is recorded as earned. Dividend income is recorded on ex-dividend dates. Security transactions are recorded as of the trade date.

   Payment of Benefits

   Benefits paid to participants are recorded upon distribution.

   Administrative Costs

   Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3. INVESTMENTS

American Express Trust, the Plan Trustee for the years ended December 31, 2002 and 2001, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

The following represents investments that represent 5% or more of the Plan's net assets.

	December 31,	
	2002	**2001**
Investments at fair value as determined by Quoted Market Prices:		
Mutual funds:		
AXP Mutual Fund (Y)	$ 982,917	$ 1,453,955
AIM Constellation Fund	1,517,922	1,553,792
AXP Blue Chip Advantage Fund	2,410,027	2,504,832
AXP New Dimension Fund	5,906,324	7,080,865
Money Market fund:		
American Express Trust Income Fund II	4,570,344	3,710,894
AnnTaylor Stores Corporation Common Stock Fund	999,012	1,141,175

During 2002 and 2001 the Plan's investments, including investments bought and sold, as well as held during each year, (depreciated)/appreciated in fair value as follows:

	2002	**2001**
American Express Trust Income Fund II	$ 196,645	$ 188,284
AXP Mutual Fund (Y)	(237,939)	(268,683)
AIM Constellation Fund	(429,850)	(373,745)
AXP Blue Chip Advantage Fund	(638,361)	(437,353)
AXP New Dimension Fund	(1,575,510)	(1,251,543)
GMO Value Fund (Class M)	(317)	---
Royce Low-Priced Stock Fund	487	---
Templeton Foreign Fund	(100,232)	(86,231)
AnnTaylor Stores Corporation Common Stock Fund	(139,702)	346,582
American Express Trust Equity Index Fund II	(124,006)	(8,240)
RS Emerging Growth Fund	(228,548)	(60,880)
PIMCO Total Return	(135)	---
American Express Trust Short-Term Horizon (25:75) Fund	(1,248)	507
American Express Trust Medium-Term Horizon (50:50) Fund	(11,589)	2,766
American Express Trust Long-Term Horizon (65:35) Fund	(66,467)	12,319
Net (depreciation) in fair value of investments	$ (3,356,772)	$ (1,936,217)

ANNTAYLOR, INC. SAVINGS PLAN

3. **INVESTMENTS (continued)**

During 2002 and 2001, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 4.5% during 2002 and 6.0% during 2001. The crediting interest rate was approximately 4.9% and 5.9% at December 31, 2002 and 2001, respectively. Generally, the fair value of Plan assets invested approximates contract value. The contract value was $4,570,344 and $3,710,894 for the years ended December 31, 2002 and 2001, respectively.

4. **PRIORITIES UPON TERMINATION OF THE PLAN**

The Company intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will become 100% vested in their accounts.

5. **TAX STATUS**

The Internal Revenue Service has determined and informed the Company, by letter dated September 18, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements to the IRC and the Plan and related trust continue to be tax exempt, therefore no provision for income taxes has been included in the Plan's financial statements.

6. **PARTY-IN-INTEREST TRANSACTIONS**

During the years ended December 31, 2002 and 2001, there were transactions involving the investment of plan assets in investment funds maintained by American Express Trust, the Plan Trustee, a party-in-interest as defined in section 3(14) of ERISA.

ANNTAYLOR, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV , LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Party in Interest (a)	(b) Identity of Party	(c) Description of Investment	(e) Current Value
Yes	American Express Trust Income Fund II	196,912 shares	$4,570,344
Yes	AXP Mutual Fund (Y)	126,339 shares	982,917
No	AIM Constellation Fund	89,960 shares	1,517,922
Yes	AXP Blue Chip Advantage Fund	383,906 shares	2,410,027
Yes	AXP New Dimension Fund	303,912 shares	5,906,324
No	GMO Value Fund (Class M)	5,161 shares	35,057
No	Royce Low-Priced Stock Fund	6,562 shares	65,158
No	Templeton Foreign Fund	112,724 shares	948,446
Yes	AnnTaylor Stores Corporation Common Stock	48,360 units	999,012
No	RS Emerging Growth Fund	26,459 shares	517,410
Yes	American Express Trust Equity Index Fund II	25,841 shares	654,847
No	PIMCO Total Return	6,272 shares	71,516
Yes	American Express Trust Short-Term Horizon (25:75) Fund	4,687 shares	85,037
Yes	American Express Trust Medium-Term Horizon (50:50) Fund	10,700 shares	219,078
Yes	American Express Trust Long-Term Horizon (65:35) Fund	74,645 shares	746,437
Yes	Loans to Participants	180 loans bearing interest at rates between 5.75% and 10.50% and maturing between 2003 and 2008	598,876
			$20,328,408

Employer Identification Number: 51-0297083
Plan Number: 001

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AnnTaylor, Inc. Savings Plan

June 27, 2003   By: /s/ James M. Smith
                                                                                James M. Smith
                                                                                Senior Vice President - Chief
                                                                                Financial Officer and Treasurer,
                                                                                AnnTaylor, Inc.

EXHIBIT INDEX